By EDGAR – As Correspondence

August 10, 2015

The Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:

Division of Corporation Finance

RE:

Tompkins Financial Corporation
Registration Statement on Form S-3
File No.: 333-206062

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effectiveness of the above-referenced Registration Statement on Form S-3 of Tompkins Financial Corporation (the “Issuer”) be accelerated to Wednesday, August 12, 2015, at 4:00 p.m., or as soon thereafter as practicable.

The Issuer hereby acknowledges that:

•  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•  the Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This will confirm that the Issuer is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of securities specified in the above-referenced registration statement.

Very truly yours,

TOMPKINS FINANCIAL CORPORATION

By:	/S/ Kathleen A. Manley
Kathleen A. Manley,
Assistant Vice President &
Corporate Secretary